SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ONE HUNDRED AND SIXTY EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE. 53300000859/CNPJ No. 00001180/0001-26

On the third day of December 2012, at 9 a.m., at the Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco B, No. 100, Room 203, Edifício Centro Empresarial Varig - Brasília - DF, with the attendance of the of the common shareholders, in sufficient number to install the Shareholders' Meeting, as ascertained on page 65 of attendance book # 4, the One Hundred Sixtieth Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, a Public Company, registered with the National Corporations Register of the Ministry of Finance under # 00001180/0001-26 was held. In accordance with article 42 of the Company's by-laws, the Chief Financial and Investor Relation Officer, Mr. ARMANDO CASADO DE ARAUJO, presided over the meeting replacing Eletrobras CEO, Mr. JOSÉ DA COSTA CARVALHO NETO. Mr. Armando Casado called the meeting to order. All present approved and appointed me, AFRANIO ALENCAR MATOS Fº, to act as secretary. A member of the Audit Committee of Eletrobras, CHARLES CARVALHO GUEDES and MANUEL JEREMIAS LEITE CALDAS, were present at the meeting pursuant to Art. 164 of Law No. 6.404/76. A representative of the Federal Government, Mr. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance  PGFN No. 613 dated August 17, 2012, published in the Federal Gazette of 09.20.2012, signed the attendance book; Mr. DANIEL  ALVES FERREIRA, representative of the following funds: a)  CITIBANK N.A. - ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN GLOBAL LONG SHORT FUND. LLC; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BAPTIST FOUNDATION OF TEXAS; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REP EMPLOYEES; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CARPENTERS PEN TRUST FUND FOR NORTHERN CALIFORNIA; CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PEN PUBLIC SCHOOL EMP’ RET. SYSTEM; COMMONWEALTH SUPERANNUATION CORPORATION; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DBX MSCI BRAZIL CURRENCY-HEDGED EQUITY FUND; DELAWARE GR GL & INT F-DELAWARE EM MARKETS FUND; DELAWARE VIP TRUST DELAWARE EM MARKETS SERIES; EATON VANCE INT (IR) F PLC/EATON VANCE INT (IR) P GL EQ F; EGSHARES BRAZIL INFRASTRUCTURE ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY FIXED - INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY FIXED - INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA STATE BOARD OF ADMINISTRATION; FUTURE FUND BOARD OF GUARDIANS; GMO FUNDS PLC; GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; GMO WORLD EX-UK EQUITY FUND; HSBC BRIC EQUITY FUND; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT (217890-0; 239057-7); ING WISDOMTREE GLOBAL HIGHT YIELDING EQUITY INDEX PORT; ISHARES II PUBLIC LIMITED COMPANY (237593-4; 237596-9); ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY (237587-0; 237588-8); JOHN HANCOCK F II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MINISTRY OF STRATEGY AND FINANCE; MUNICIPAL EMP ANNUITY AND BENEFIT FUND OF CHICAGO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW YORK STATE TEACHER’S RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHWESTERN MUTUAL S F, INC. – INT EQUITY PORTFOLIO; NUVEEN GLOBAL INVESTORS FUND PLC - NUVEEN TRADEWINDS GLOBAL RESOURCES FUND; NUVEEN GLOBAL VALUE OPPORTUNITIES FUND; NUVEEN INVESTMENT, INC; NUVEEN TRADEWINDS EMERGING MARKETS FUND; NUVEEN TRADEWINDS INTERNATIONAL VALUE FUND; ONTARIO POWER GENERATIONS INC. PENSION PLAN; PANAGORA GROUP TRUST; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RENAISSANCE GLOBAL  VALUE FUN; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMESS PLACE GLOBAL EQUITY UNIT TRUST; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF OREGON; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (210747-6;230972-9); STATE STREET EMERGING MARKETS; TEACHER RETIREMENT SYSTEM OF TEXAS (212097-9; 231724-1); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (231961-9; 231966-0); THE BANK OF KOREA; THE BANK OF NEW YORK MELLON CORP RET PLANS M TRUST; THE FIRST CHURCH OF CHRIST, SC, IN BOSTON MASSAC; THE GMO EMERGING MARKETS FUND; THE GOVERNMRNT OF THE PROVINCE OF ALBERTA; THE M T B OF J, L. AS T F N T ALL C W E I I FUND (TAX E Q I I O); THE MONETARY AUTHORITY OF SINGAPORE (210339-0; 234850-3); THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE SEVENTH SWEDISH NAT P FUND-AP 7 EQUITY FUND; THE WASHINGTON UNIVERSITY; TIME WARNER CABLE PENSION PLAN MASTER TRUST; TRADEWINDAS INST INV T – TRAD EM MARKETS PORTFOLIO; TRADEWINDAS INST INV T – TRADWINDS INT EQUITY PORTFOLIO; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RET TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8;239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WASHINGTON STATE INVESTMENT BOARD; WHEELS COMMON INVESTMENT FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; b) J.P. MORGAN S.A.- FLEXSHARES MORNINGSTAR EM MARKETS FACTOR TILT I FUND; JNL/MELLON CAPITAL MANAGEMENT EM MARKETS INDEX FUND; MOMENTUM INVESTMENT FUNDS SICAV-SIF; NORGES BANK; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO (252498-0; 252890-0); STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; STATE OF WYOMING (252498-0; 252890-0); STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; TEMPLETON INSTITUTIONAL FUNDS – GLOBAL EQUITY SERIES; TEMPLETON INTERNATIONAL FOREIGN FUND; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; c) SANTANDER - JPMORGAN CHASE BANK; VINCI GAS CANOY DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CANTALOUP INVESTMENTS LLC; VINCI GAS LONG-BIASED MASTER FUNDO DE INVESTIMENTO EM AÇÕES; d) VINCI EQUITIES GESTORA DE RECURSOS LTDA. - VINCI GAS CANOY DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CANTALOUP INVESTMENTS LLC; VINCI GAS LONG-BIASE MASTER FIA; Mr. ANDRÉ CARVALHO TEIXEIRA representative of BNDES and  BNDES Participações S.A – BNDESPAR; Mr. DANIEL VINICIUS ALBERINI SCHRICKTE, representative of shareholders Elie Lebbos; Marcio Humberto Gheller; Distribuidora Curitiba de Papéis e Livros S/A; Ney Adriano Beal Lusa; and himself; Mr. EMANUEL MENDES TORRES, representative of Associação dos Empregados da Eletrobras – AEEL; Mr. OLDEGAR SAPUCAIA, representative of Associação dos Aposentados de Furnas – Pós-Furnas; Msr. LEON ZONENSCHAIN and BENNI FAERMAN, representative of Associação dos Aposentados Participantes da ELETROS-APEL; Mr. RAFAEL RODRIGUES ALVES DA ROCHA, shareholder; Mrs. GUILHERME LEPORACE DE OLIVEIRA LOMELINO SOARES and RAFAEL DE MOURA RANGEL NEY, representatives of the shareholder Eduardo Duvivier Neto; Mr. MARCOS MARTINS PINHEIRO, representative of the BNY Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A., administrador of Opportunity Equity Hedge Master Fundo de Investimento Multimercado; Mrs. DAVID IZECKSOHN NETO and LEONARDO IZECKSOHN representatives of shareholders DAVID IZECKSOHN NETO; LEONARDO IZECKSOHN; Catarina Izecksohn; MATILDE BENCHIMOL; FANNY BERTA IZECKSOHN; and PEDRO IZECKSOHN; Mr. MÁRIO SÉRGIO GUEDES BESSA LIMA, representative of shareholder ADRIANA ARAI LYONS; Mr. RICARDO WILDBERGER LISBOA, shareholder; Mr. TIAGO E SILVA COUTO, shareholder; Mr. BERNARDO ABREU DA COSTA, shareholder; Mr. MARCELO GASPARINO DA SILVA, shareholder; Mr. JOÃO ANTONIO LIAN, representative of INTRAG Distribuidora de Títulos e Valores Mobiliários, administrator of the Fundo Nuevo Sumatra Ações Fundo de Investimento and himself; Ms. ANNA LUISA DUARTE MAIELLO representative of shareholder Renato Cifali; and the funds KRYPTON FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; AQUARIUS FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; APOLO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; ARGOS FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; Mr. MARCELO SANTOS BARBOSA, representative of the funds SKAGEN KON-TIKI VERDIPAPIRFOND; SKAGEN GLOBAL VERDIPAPIRFOND; SKAGEN GLOBAL II VERDIPAPIRFOND; SKAGEN GLOBAL III VERDIPAPIRFOND; SKAGEN VEKST VERDIPAPIRFOND; SKAGEN VEKST III VERDIPAPIRFOND; Mr. GUILHERME ROMAN, representative of shareholders MANUEL JEREMIAS LEITE CALDAS and ROBERTO DE MOURA CAMPOS; Mr. ROMANO GUIDO NELLO GAUCHO ALLEGRO, representative of shareholders Manoel Ricardo Calheiros D’ Ávila; Nilda Oliveira do Espírito Santo; Jean-Marc Hortelio Salah; Liliana Morelli Allegro; Angela Matos Onnis; Geraldo de Oliveira Lopes; João Paulo Rocha Badaró; Carlos José Cordeiro and Sueli Torres de Santana; Mr. LEONARDO GOY VILLAR, shareholder. Once the steering committee was defined for the meeting, the President declared that the 160th Extraordinary General Meeting has started, and informed those in attendance that the meeting was regularly convened and that the notices pursuant to Article 133 of Law No. 6,404/76 were published, and the Notice of the Meeting was published in the Federal Government Official Gazette and in the newspapers Valor Econômico (SP), O Globo (RJ) and Correio Braziliense (DF) on November 16, 19 and 21, 2012. Such announcements had the following content: “MINISTÉRIO DE MINAS E ENERGIA. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (Public Company). CNPJ. No. 00001180/0001-26. NOTICE OF MEETING - 160th Extraordinary General Meeting. The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the meeting to be held at the Company’s Headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on December 3rd, 2012, at 9:00 a.m., in order to deliberate on the following agenda: 1 - Election of one member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, according to item III, Article 17, of the company's bylaws; and 2 - Extension of the concession contracts No. 062/2001 - ANEEL and 004/2004 - ANEEL (Eletrobras Furnas); 058/2001 - ANEEL and 02/2012 - ANEEL (Eletrobras Eletronorte); No. 061/2001 - ANEEL and 006/2004 - ANEEL (Eletrobras Chesf); and No. 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure No. 579, dated 09.11.2012, Decree No. 7,805, dated 09.14.2012, of Ordinances No. 578/MME, dated 10.31.2012, MME Decree No. 579, dated 10.31.2012 and Inter-ministerial Decree No. 580/mem/MF, 11.01.2012. In order to attend this Meeting (pursuant to Art. 5, caput, of CVM Instruction No. 481, dated 12.17.2009), the shareholder or his/her legal representative must submit the following documents: photo identification card; certified copy of the updated By-laws, if a corporation; an original document or certified copy of proxy granted by the shareholder; and an original document of the share status statement provided by the depository institution or custodian, with the identification of his/her status as a shareholder. The documents mentioned above must be submitted by November 30th, 2012, to the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, city of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m. All documents related to the subjects to be deliberated at the Extraordinary General Meeting, subject to the terms of Art. 135, 3rd paragraph of Act. No. 6,404/76 and Art. 11 of CVM Instruction No. 481, amended on 12.17.2009, are available at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ, on the website of the Company (htpp://www.eletrobras.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br). Brasília, November 13, 2012.  (a) MÁRCIO PEREIRA ZIMMERMANN – as Chairman of the Board of Directors." After having waived the requirement to read the notice for the meeting, the President informed the shareholders that the minutes of the meeting would be drafted in the form of a summary, pursuant to §1 of Art. 130 of Law 6,404/76. In relation to the minority shareholders who asked to vote, the Chairman announced that they their votes would be numbered in a sequence and authenticated by the attendees (and therefore initialed) and filed with the company. Further, the agenda was submitted for a vote. The following decisions were taken: (i) after MR. MARCELO GASPARINI DA SILVA was named by Mr. RAFAEL DE MOURA RANGEL NEY, representative of shareholder Eduardo Duvivier Neto, who was also named by MARCELO SANTOS BARBOSA - Skagen Funds; ROMANO GUIDO NELLO GAUCHO ALLEGRO, representing ten shareholders; DANIEL VINICIUS ALBERINI SCHRICKTE representing himself and four other shareholders; DANIEL ALVES FERREIRA; JOÃO ANTONIO LIAN; OLDEGAR SAPUCAIA; ANNA LUISA DUARTE MAIELLO, decided by a majority vote, to elect Mr. MARCELO GASPARINI DA SILVA, Brazilian, married, lawyer, resident and domiciled at Rua Esteves Junior, 605, apt. 1411, Centro, Florianópolis - SC, bearer of Identity Card No. 2,302,967, issued by SSP / SC and enrolled with the CPF/MF under No. 807383469-34, to complete the remaining term of Mr. José Luiz Alquéres, to terminate on the date of the 2013 Annual General Meeting,  having presented a clearance certificate and a curriculum vitae. Mr. LUIZ FREDERICO DE BESSA FLEURY abstained from voting as a member of the Board of Directors, as well as MR. ANDRE CARVALHO TEIXEIRA and other shareholders not expressly mentioned herein. After the vote of item 1, the shareholder RAFAEL RODRIGUES ALVES DA ROCHA requested the election of a minority shareholder by the holders of preferred shares, pursuant to Art. 17, item IV, of Eletrobras' by-laws. The following shareholders accompanied the vote: ANNA LUISA DUARTE MAIELLO; JOÃO ANTONIO LIAN; DANIEL VINICIUS ALBERINI SCHRICKTE; RICARDO WILDBERGER LISBOA; TIAGO E SILVA COUTO; and ROMANO GUIDO NELLO GAUCHO ALLEGRO. The request was rejected because it is for the exclusive jurisdiction of the Annual General Meeting and it is not in the agenda to be deliberated; (ii) preliminarily to the deliberations of item 2 of the agenda, Mr. RAFAEL DE MOURA RANGEL NEY, representing shareholder Eduardo Duvivier Neto, raised an issue, stating that the federal government should be barred from voting. A demonstration was filed in writing, separately, which was accompanied by the representatives of the following shareholders, who also raised several issues presented in their vote declarations:

Representative	Shareholder
ROMANO GUIDO NELLO GAUCHO ALLEGRO	NILDA OLIVEIRA DO ESPIRITO SANTO
ROMANO GUIDO NELLO GAUCHO ALLEGRO	MANOEL RICARDO CALHEIROS D'AVILA
ROMANO GUIDO NELLO GAUCHO ALLEGRO	LILIANA MORELLI ALLEGRO
ROMANO GUIDO NELLO GAUCHO ALLEGRO	ANGELA MATOS ONNIS
ROMANO GUIDO NELLO GAUCHO ALLEGRO	JEAN MARC HORTELIO SALAH
ROMANO GUIDO NELLO GAUCHO ALLEGRO	JOAO PAULO ROCHA BADARÓ
ROMANO GUIDO NELLO GAUCHO ALLEGRO	GERALDO DE OLIVEIRA LOPES
ROMANO GUIDO NELLO GAUCHO ALLEGRO	CARLOS JOSE CORDEIRO
ROMANO GUIDO NELLO GAUCHO ALLEGRO	SUELI TORRES DE SANTANA
DANIEL VINICIUS A SCHRICKTE	NEY ADRIANO BEAL LUSA
DANIEL VINICIUS A SCHRICKTE	DANIEL VINICIUS A SCHRICKTE
DANIEL VINICIUS A SCHRICKTE	DISTRIBUIDORA CURITIBA DE PAPEIS E LIVROS S.A.
DANIEL VINICIUS A SCHRICKTE	ELIE LEBBOS
DANIEL VINICIUS A SCHRICKTE	MARCIO HUMBERTO GHELLER
OLDEGAR SAPUCAIA	APÓS - FURNAS
JOAO ANTONIO LIAN	JOAO ANTONIO LIAN
JOAO ANTONIO LIAN	NUEVRO SUMATRA
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	RENATO CIFALLI
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	APOLLO MM CREDITO PRIVADO INVEST EXTERIOR
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	AQUARIUS CREDITO PRIVADO INVEST EXTERIOR
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	KRYPTON MERCADO PRIVADO INVEST EXTERIOR
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	ARGOS CRED PRIV INVEST EXTERIOR
LEON ZONENSCHAIN E BENNI FAERMAN	ASSOCIACAO DOS APOSENTADOS PARTICIPANTES DA ELETROS-APEL
GUILHERME LEPORAGE DE O LOMELINO SOARES	EDUARDO DUVIVIER NETO
MARCELO SANTOS BARBOSA	SKAGEN KON-TIKI, GLOBAL VERDIPAPIRFOND E VEKST VERDIPAPIRFOND
CHARLES LEBARBENCHON, GUILHERME ROMAN	MANUEL JEREMIAS LEITE CALDAS
CHARLES LEBARBENCHON, GUILHERME ROMAN	LUIZ BARSI FILHO
MARCELO GASPARINO DA SILVA	MARCELO GASPARINO DA SILVA
EMANUEL MENDES TORRES	ASSOCIACAO DOS EMPREGADOS DA ELETROBRAS - AEEL

Pursuant to CVM/SEP/GEA-3 Notice No. 1,684/2012, the presiding board of the meeting determined that there was not sufficient evidence to affirm, at this time, the existence of the alleged conflict of interest that could prevent the voting rights of the controlling shareholder and its related parties present at the meeting, BNDES and BNDESPAR. After this, the President began the voting of item 2 of the agenda, which was approved by the majority, to extend of Concession Agreements Nos. 062/2001 - ANEEL and 004/2004 – ANEEL (Eletrobras Furnas); Nos. 058/2001 - ANEEL and 02/2012 - ANEEL (Eletrobras Eletronorte); Nos 061/2001 - ANEEL and 006/2004 - ANEEL (Eletrobras Chesf); and No. 057/2001 - ANEEL (Eletrobras Eletrosul), according to Provisory Measure No. 579, dated November 09, 2012, as amended by Provisory Measure No. 591, dated November 29, 2012, Decree No. 7,805 dated September 14, 2012, Ordinance 578/MME of October 31, 2012, Ordinance No 579/MME of October 31, 2012, Inter-ministerial Ordinance No. 580/MME/MF of November 1, 2012 and Inter-ministerial Ordinance No 602 of November 29, 2012, as per the following votes:

Voting	Shareholder	In Favor	Against	Abstention
LUIZ FREDERICO DE BESSA FLEURY	UNIÃO FEDERAL	552.968.382
ANDRÉ CARVALHO TEIXEIRA	BNDES PARTICIPAÇÕES - BNDESPAR	180.757.951
ANDRÉ CARVALHO TEIXEIRA	BNDES	76.338.832
LEONARDO GOY VILLAR	LEONARDO GOY VILLAR		29
ROMANO GUIDO NELLO GAUCHO ALLEGRO	NILDA OLIVEIRA DO ESPIRITO SANTO		597
ROMANO GUIDO NELLO GAUCHO ALLEGRO	MANOEL RICARDO CALHEIROS D'AVILA		9.300
ROMANO GUIDO NELLO GAUCHO ALLEGRO	LILIANA MORELLI ALLEGRO		52.200
ROMANO GUIDO NELLO GAUCHO ALLEGRO	ANGELA MATOS ONNIS		3.700
ROMANO GUIDO NELLO GAUCHO ALLEGRO	JEAN MARC HORTELIO SALAH		3.000
ROMANO GUIDO NELLO GAUCHO ALLEGRO	JOAO PAULO ROCHA BADARÓ		100
ROMANO GUIDO NELLO GAUCHO ALLEGRO	GERALDO DE OLIVEIRA LOPES		6.600
ROMANO GUIDO NELLO GAUCHO ALLEGRO	CARLOS JOSE CORDEIRO		8.100
ROMANO GUIDO NELLO GAUCHO ALLEGRO	SUELI TORRES DE SANTANA		3.200
DANIEL VINICIUS A SCHRICKTE	NEY ADRIANO BEAL LUSA		87.700
DANIEL VINICIUS A SCHRICKTE	DANIEL VINICIUS A SCHRICKTE		1
DANIEL VINICIUS A SCHRICKTE	DISTRIBUIDORA CURITIBA DE PAPEIS E LIVROS S.A.		22.700
DANIEL VINICIUS A SCHRICKTE	ELIE LEBBOS		129.602
DANIEL VINICIUS A SCHRICKTE	MARCIO HUMBERTO GHELLER		12.700
MARCOS PINHEIRO	OPPORTUNITY EQUITY HEDGE MASTER FIM			258.677
OLDEGAR SAPUCAIA	APÓS - FURNAS		121
MÁRIO SÉRGIO GUEDES BESSA LIMA	ADRIANA ARAI LYONS		1
JOAO ANTONIO LIAN	JOAO ANTONIO LIAN		100
JOAO ANTONIO LIAN	NUEVRO SUMATRA		92.761
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	RENATO CIFALLI		1.154.167
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	APOLLO MM CREDITO PRIVADO INVEST EXTERIOR		647.392
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	AQUARIUS CREDITO PRIVADO INVEST EXTERIOR		825.952
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	KRYPTON MERCADO PRIVADO INVEST EXTERIOR		840.952
ANA LUIZA MAIELLO (INTRAG DIST TIT VAL MOB)	ARGOS CRED PRIV INVEST EXTERIOR		4.945.664
BERNARDO ABREU DA COSTA	BERNARDO ABREU DA COSTA			100
LEON ZONENSCHAIN E BENNI FAERMAN	ASSOCIACAO DOS APOSENTADOS PARTICIPANTES DA ELETROS-APEL		600
TIAGO E SILVA COUTO	TIAGO E SILVA COUTO		300
GUILHERME LEPORACE DE O LOMELINO SOARES	EDUARDO DUVIVIER NETO		2.400.000
MARCELO SANTOS BARBOOSA	SKAGEN (OS SEIS FUNDOS)		6.730.068
CHARLES LEBARBENCHON, GUILHERME ROMAN	MANUEL JEREMIAS LEITE CALDAS		9.000
CHARLES LEBARBENCHON, GUILHERME ROMAN	LUIZ BARSI FILHO		195.400
MARCELO GASPARINO DA SILVA	MARCELO GASPARINO DA SILVA		1
RICARDO WILDBERGER LISBOA	RICARDO WILDBERGER LISBOA		8.000
DANIEL ALVES FERREIRA/ CITIBANK E JP MORGAN	JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND e FUNDOS	22.844.269	14.811.403	69.103
DANIEL ALVES FERREIRA/SANTANDER	JPMORGAN CHASE BANK	17.311.235	28.338.194	233.298
EMANUEL MENDES TORRES	ASSOCIACAO DOS EMPREGADOS DA ELETROBRAS - AEEL		48
DANIEL ALVES FERREIRA	VINCI EQUITYS GESTORA DE RECURSOS LTDA		250.700
	TOTAL	850.220.669	61.590.353	561.178

After presenting the votes of shareholders regarding item (2) of the agenda, but before the closing of the voting, the representative of shareholder Eduardo Duvivier requested clarification based on Article 157, §1 and Article 163, IV, of the Law 6,404/76. The presiding board of the meeting clarified that the legal provisions mentioned do not apply to the case. The following manifestations and protests were presented: (i) those submitted in writing by the shareholders, among them regarding the request for withdrawal, were filed by the presiding board of the meeting, numbered sequentially and will be filed with the Company in line with the process of the one hundred and sixtieth Extraordinary General Meeting, and (ii) by the member of the Fiscal Council, Mr. MANOEL JEREMIAS LEITE CALDAS, filed with the presiding board of the meeting, numbered sequentially and will be filed with the Company in line with the process of the one hundred and sixtieth Extraordinary General Meeting. Finally, Ms. ANNA LUIZA DUARTE MAIELLO, as representative of shareholders Renato Cifali, APOLLO, AQUARIUS, KRYPTON and ARGOS, requested that the general meeting of shareholders consider filing a lawsuit for the liability of management, in accordance with article 159 of Law 6,404/1976, however, the request was rejected, because it was not an item of the agenda. Fiscal Council member, Mr. CHARLES CARVALHO GUEDES reported that, although the subject matter of item 2 of the agenda was not in the jurisdiction of previous manifestation of the Fiscal Council, some clarifications were requested for the Company, which have been answered. Also requested from the Company was an independent technical and legal opinion relating to the renewal of concessions, which has not yet been received. With nothing further to discuss, the President closed the one hundred and sixtieth Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, and the General Secretary, Afrânio de Alencar Matos Fº, drafted these minutes and read to all in attendance and found in compliance, it is signed.

ARMANDO CASADO DE ARAUJO	LUIZ FREDERICO DE BESSA FLEURY
President	Representative of Federal Government

AFRÂNIO DE ALENCAR MATOS Fº
General Secretary

ANDRE CARVALHO TEIXEIRA

MARCELO SANTOS BARBOSA

JOÃO ANTONIO LYAN

DANIEL ALVES FERREIRA

ANNA LUIZA DUARTE MAIELLO

TIAGO E SILVA COUTO

ROMANO ALLEGRO

GUILHERME ROMAN

RAFAEL DE MOURA RANGEL NEY

RICARDO WILDBERGER LISBOA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.